UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. __)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Kabushiki Kaisha Fujitsu BSC
(Name of Subject Company)

Fujitsu Broad Solution & Consulting Inc.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Fujitsu Limited
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Takashi Nakata
Trapedia Odaiba
2-3-1 Daiba, Minato-ku, Tokyo, 135-8300, Japan
(Telephone +81-3-3570-4111)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit 1.

(b) Not applicable.

Item 2. Informational Legends

Included in the documents attached hereto as Exhibit 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X was filed with the Commission on October 26, 2017.

(2) Not applicable.

2

Exhibit Index

Exhibit Number	Description
1	Notice on Conversion of Fujitsu Broad Solution & Consulting Inc. into Wholly Owned Subsidiary

3

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Masanori Niwa
(Signature)

Masanori Niwa
Vice President
Legal Division, Corporate Affairs
Fujitsu Limited
(Name and Title)

October 26 2017
(Date)

4

EXHIBIT 1

Notice on Conversion of Fujitsu Broad Solution & Consulting Inc. into Wholly Owned Subsidiary

To shareholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

October 26, 2017

Company Name:	Fujitsu Limited
Representative:	Tatsuya Tanaka, Representative Director and President
(Code No. 6702, Tokyo Stock Exchange First Section)
Contact:	Isamu Yamamori, Corporate Executive Officer, Head of Public and Investor Relations Division
Telephone Number:	03-6252-2175

Company Name:	Fujitsu Broad Solution & Consulting Inc.
Representative:	Hajime Kojima, Representative Director and President
(Code No. 4793, JASDAQ)
Contact:	Takashi Nakata, Corporate Vice President, Head of Public and Investor Relations Department
Telephone Number:	03-3570-3481

Notice on Conversion of Fujitsu Broad Solution & Consulting Inc. into Wholly Owned Subsidiary

Fujitsu Limited (“Fujitsu”) and Fujitsu Broad Solution & Consulting Inc. (“BSC”) notify that, at board of directors' meetings held today by both companies, they have adopted a resolution to conduct a stock-for-stock exchange merger (the “Share Exchange”) with Fujitsu as the Wholly Owning Parent Company in Share Exchange and BSC as the Wholly Owned Subsidiary Company and executed a share exchange agreement (the “Share Exchange Agreement”) as stated below.

With respect to the said Share Exchange, Fujitsu is to conduct the transaction in accordance with the simplified merger procedures prescribed in Paragraph 2 of Article 796 of Japan's Companies Act without approval by the general meeting of the shareholders; and BSC is to obtain approval by a special meeting of its shareholders to be held on December 19, 2017, with the Share Exchange scheduled to become effective on February 1, 2018.
The common stocks held by BSC are scheduled to become delisted from Tokyo Stock Exchange “JASDAQ” (“JASDAQ”) ahead of the Share Exchange becoming effective (final trading date of January 26, 2018).

To shareholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

1.	Purpose of the Share Exchange
Currently, Fujitsu Group is aiming to contribute to the digitalized society by utilizing technologies including AI, cloud and Internet of Things (“IoT”), and to become a true service company focused on technology solutions. To this end, Fujitsu is focusing its management resources on these areas and implementing business model reform under the management direction to enhance a framework in order to expand in the areas of digital and global business areas.

BSC has been growing with strength in embedded software business that provides basic and embedded software which it has been involved in since incorporation, as well as security business and development outsourcing business. More recently, collaboration with Fujitsu such as consignment of development for large scale SI projects for social infrastructure and public sector also account for significant part of BSC’s business.

In light of these circumstances, Fujitsu concluded that it was essential for further enhancement of enterprise value of BSC and Fujitsu Group to aim at improving competitiveness of the whole group through synergies achieved by defining the positioning of BSC’s superior digital technologies such as embedded systems and security as key technologies for the digital business that Fujitsu is heavily promoting and facilitating mutual exchange of human resources and technology; and to flexibly promote facilitation of optimal resource allocation as well as improving alignment and efficiency of business domains as a group in the large scale SI business where collaboration is becoming stronger over the years, through means such as clarification of roles of the companies and building optimal delivery framework  including reorganization of the business formation. Consequently, Fujitsu proposed a stock-for-stock exchange merger to make BSC into a wholly owned subsidiary.

Upon receiving the proposal from Fujitsu, BSC conducted sincere reviews and concluded that by becoming a wholly owned subsidiary of Fujitsu, its positioning and roles within the Fujitsu Group will be clarified, enabling more effective utilization of business resources, leading to further growth and improved profitability. In particular, the embedded software and security businesses can evolve stronger by consolidating the technologies and know-how developed by BSC with the customer platform, sales and technology capacities and human resources of Fujitsu and making efficient investment in the business as Fujitsu Group as a whole. Becoming the driver of Fujitsu Group’s digital business area is expected to support BSC’s growth. In SI business, increased profitability through concentration of resources in BSC’s areas of strength, improved efficiency through shared development technology, resource optimization through timely and flexible organizational operation, and facilitation of human resource development can be expected.

As a result of sincere discussions on the future of both companies, Fujitsu and BSC reached an understanding that enterprise value for Fujitsu Group as whole can be enhanced from the above stated effects, and that the BSC minority shareholders can enjoy benefits of the improved enterprise value by becoming Fujitsu shareholders. Consequently, we concluded that stock-for-stock exchange merger is the appropriate method considering the high liquidity of Fujitsu stocks in the financial products exchange and that Fujitsu has a system that allows shareholders to demand sale of shares less than one unit as well as purchase of additional fractional shares to reach one unit, and executed the Share Exchange Agreement.
Fujitsu Group intends to realize the maximum synergy effect as a group, and will strive to continue providing high added value services to customers.

2.	Summary of the Share Exchange
(1)	Schedule of the Share Exchange
Date of Meeting of Board of Directors (both companies)	October 26, 2017 (today)
Date of Share Exchange Agreement (both companies)	October 26, 2017 (today)
Official Notice of Base Date for Special Shareholders’ Meeting (BSC)	October 27, 2017 (Friday)
Base Date for Special Shareholders’ Meeting (BSC)	November 10, 2017 (Friday)
Scheduled Date for Resolution of Special Shareholders’ Meeting (BSC)	December 19, 2017 (Tuesday) (Scheduled)
Final Trading Date (BSC)	January 26, 2018 (Friday)
Delisting Date (BSC)	January 29, 2018 (Monday)
Scheduled Effective Date (Effective Date)	February 1, 2018 (Thursday)
(Note 1)	Fujitsu is to conduct the Share Exchange without approval by the general meeting of shareholders under the simplified merger procedures prescribed in Paragraph 2 of Article 796 of the Companies Act.
(Note 2)	Scheduled Effective Date (Effective Date) of the Share Exchange may be revised subject to agreement between the companies.

(2)
Method of Share Exchange
The Share Exchange involves Fujitsu as the Wholly Owning Parent Company and BSC as the Wholly Owned Subsidiary Company.
With respect to the said Share Exchange, Fujitsu is to conduct the transaction in accordance with the simplified merger procedures prescribed in Paragraph 2 of Article 796 of the Companies Act without approval by the general meeting of the shareholders; and BSC is to obtain approval by the special meeting of the shareholders to be held on December 19, 2017, with the Share Exchange to become effective on February 1, 2018.

(3)	Allocation of Shares for the Share Exchange
	Fujitsu (Wholly Owning Parent Company)	BSC (Wholly Owned Subsidiary Company)
Allocation Ratio for the Share Exchange	1	1.63
Number of Shares Granted through the Share Exchange	Common Stock: 8,377,317 Shares (scheduled)
(Note 1)	Allocation Ratio of Shares
1.63 shares of Fujitsu common stock(s) will be allotted for one share of BSC common stock. Provided, however, no shares will be allotted through the Share Exchange for the 6,660,000 shares of BSC common stocks held by Fujitsu (as of September 30, 2017). In addition, the allotment ratio for the Share Exchange may change subject to discussion between the companies if there is material change to various underlying conditions for the calculation.
(Note 2)	Number of Fujitsu shares to be granted through the Share Exchange
Fujitsu is expected to allot 8,377,317 shares of Fujitsu common stocks (scheduled) to the shareholders of BSC (excluding Fujitsu) immediately prior to the effective date of the Share Exchange (“Base Time”) upon the Share Exchange. For this purpose, Fujitsu is to apply its treasury stocks, and no new share issuance is scheduled.
BSC is to cancel all of its shares to be held by BSC immediately prior to the Time Date (542 shares as of September 30, 2017) at the time immediately prior to the Base Time in accordance with the resolution of the board of directors of BSC to be held by the day before the effective date of the Share Exchange.
The number of shares to be allotted through the Share Exchange may be revised for reasons including cancellation of treasury shares by BSC.
(Note 3)	Treatment of Fractional Shares
New shareholders who own fractional shares of Fujitsu (less than 1,000 shares of stock) are expected to be created through the Share Exchange. In particular, BSC shareholders who own less than 614 shares of BSC common stock are likely to own only fractional shares of Fujitsu, and although such shareholders will have the right to receive dividends from Fujitsu for Base Date after the Effective Date of the Share Exchange corresponding to the number of such shares owned, such fractional shares cannot be sold at the financial product exchange market. Shareholders who will own less than one unit of Fujitsu shares may utilize the following system regarding Fujitsu shares:
(i) Demand for purchase of less than one unit of shares (sale of less than 1,000 shares)
This system enables shareholders holding less than one unit of Fujitsu shares to demand Fujitsu to purchase such shares based on the provisions of Paragraph 1, Article 192 of the Companies Act.

(ii) Additional purchase of less than one unit of shares (additional purchase to make total of 1,000 shares)
This system enables shareholders holding less than one unit of Fujitsu shares to demand Fujitsu to sell the number of shares necessary to make one unit of shares (1,000 shares) in total with the shares held by such shareholder, based on the provisions of Paragraph1, Article 194 of the Companies Act and the Articles of Incorporation of Fujitsu.
(Note 4)	Processing of shares less than one unit
In case the number of Fujitsu shares for allocation under the Shares Exchange creates fractional shares less than one unit, Fujitsu shall grant monies corresponding to the fractional share to BSC shareholders who receive allotment of such fractional shares in accordance with the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

(4)	Treatment of Share Options and Bonds with Share Options
Not applicable.

3.	Grounds for Allotment of Shares for the Share Exchange
(1)
Grounds and Reasons for Allotment
Fujitsu and BSC have, to ensure fairness and appropriateness of calculation of the share allotment ratio for the Share Exchange (“Share Allotment Ratio”), separately requested calculation of share allotment ratio by independent third-party calculation organizations; Fujitsu selected Daiwa Institute of Research Ltd. (“DIR”) and BSC selected SMBC Nikko Securities Inc. (“SMBC Nikko") as their respective third-party calculation organization.
Fujitsu and BSC referenced the results of share allotment ratio calculation submitted by their respective third-party calculation organizations; cautiously reviewed the results of due diligence performed for the other party, etc.; performed comprehensive review of factors including the financial conditions, asset conditions, and business outlook of the companies; and engaged in negotiations and discussions between the parties.
Consequently, Fujitsu and BSC came to an understanding that the Share Allotment Ratio is appropriate and will not hinder the benefits of their respective shareholders, and the parties executed the Share Exchange Agreement regarding the Share Exchange under the Share Allotment Ratio pursuant to the resolutions of the board of directors of Fujitsu and BSC held on October 26, 2017.
The Share Allotment Ratio may be changed in accordance with the Share Exchange Agreement subject to discussion between the companies if there is material change to various underlying conditions for the calculation.

(2)	Matters Regarding the Calculation
(i)
Name of Calculation Organization and Relationship with the Listed Company
Fujitsu’s third-party calculation organization DIR and BSC’s third-party calculation organization SMBC Nikko are calculation organizations independent from Fujitsu and BSC who do not fall under related parties of Fujitsu and BSC, and do not possess material interest that must be stated in relation to the Share Exchange.

(ii)
Summary of Calculation
DIR used market value method with respect to Fujitsu and BSC as they are both listed on financial products exchange and market share prices are available; comparable peer company analysis as there are multiple number of comparable similar listed companies allowing estimation of share values by peer company comparison analysis; and discounted cash flow (“DCF”) analysis to reflect the future business activity on the evaluation.
For the market value method, October 25, 2017 was used as the valuation date, using the closing price on the Tokyo Stock Exchange Section One for Fujitsu shares and closing price on the Tokyo Stock Exchange JASDAQ for BSC as of the valuation date, and simple average share prices for one, three, and six-month period to the valuation date.

For the comparable peer company analysis, Hitachi, Ltd. and NEC Corporation were selected as comparable listed peers similar to Fujitsu; and Nippon Information Development, Co., Ltd., Core Corporation, SRA Holdings, Inc., DTS Corporation, and Fuji Soft Incorporated were selected as comparable listed peers similar to BSC. EV/estimated EBITDA ratio was used for the calculation.
For the DCF analysis, enterprise value was assessed based on the free cash flow to be generated by the companies taking into consideration reasonable assumptions such as business plans between fiscal period ending March 2018 and fiscal period ending March 2020 prepared by Fujitsu and BSC respectively, with certain adjustments made corresponding to their business risks to calculate the present value. In the financial forecast of Fujitsu used as the basis for the DCF analysis, the operating profit is expected to increase by 67.5 billion yen over fiscal 2016. One factor contributing to this anticipated improvement is the elimination of 42.0 billion yen in business model transformation expenses that were recorded in fiscal 2016. In the financial forecast of BSC used as the basis for the DCF analysis, the gross profit is expected to increase by 30% between fiscal year 2017 and fiscal year 2018, by strategic prior investment for the future (mid/long term) in fiscal year 2017 to correspond to a rapid change in the IT business environment that centers on AI and IoT. There are no business years with significant increase or decrease in profits expected during the business plan period used as the basis for the DCF analysis other than the above.
Valuation range per share of Fujitsu shares under each of the valuation methods are as follows:
Valuation Method	Result of Share Exchange Ratio Calculation
Market Value Method	1.20 to 1.54
Comparable Peer Company Method	1.33 to 1.97
DCF Method	1.32 to 1.69

DIR used information provided by the companies and publicly available information, etc. for the above calculation of Share Exchange Ratio, with assumption that all such materials and information are accurate and complete. DIR has not performed independent review of the accuracy, appropriateness and completeness of such information, is not obligated to perform such review, and does not guarantee such accuracy, appropriateness or completeness.

SMBC Nikko used market value method with respect to Fujitsu and BSC as they are both listed on financial products exchange and market share prices are available; comparable peer company analysis as there are multiple number of similar listed companies allowing estimation of share values by peer company analysis; and DCF analysis to reflect the future business activity on the evaluation for the companies. Valuation range per share of Fujitsu shares under each of the valuation methods are as follows:
Valuation Method	Result of Share Exchange Ratio Calculation
Market Value Method	1.34 to 1.40
Comparable Peer Company Method	0.84 to 1.68
DCF Method	1.13 to 1.77

For Fujitsu, the market value method used the simple average closing price on the Tokyo Stock Exchange Section One for each of one, three, and six-month periods up until the valuation date, which was October 25, 2017.; For BSC, with a valuation date of October 25, 2017, the assessment was made using the simple average closing price on JASDAQ for each of one, three, and six-month periods up until the valuation date.

For the comparable peer company analysis, NTT Data Corporation, Nomura Research Institute, Ltd., NEC Corporation, SCSK Corporation, Itochu Techno-Solutions Co., Ltd., TIS Inc., NS Solutions Corp., and Nihon Unisys, Ltd. were selected as comparable listed peers similar to Fujitsu; and Kanematsu Electronics Ltd., NSD Co., Ltd., DTS Corporation, Computer Engineering & Consulting Ltd., SRA Holdings, Inc., INES Corporation, CAC Holdings Corporation, and JFE Systems, Inc. were selected as comparable listed peers similar to BSC. EV/estimated EBITDA multiples and PER were used for the calculation.
For DCF analysis, enterprise value of Fujitsu was calculated using the future free cash flow based on the business plan between fiscal period ending March 2018 and fiscal period ending March 2020  prepared by Fujitsu and applying a discount rate to reach the present value. For calculation of going-concern value for DCF analysis, permanent growth rate method and EBITDA multiples were used. Discount rate of 5.83%, EBITDA multiples of 6.85 to 7.35, and permanent growth rate of -0.25% to 0.25% were applied. For BSC, enterprise value was calculated using the future free cash flow based on the financial forecasts between fiscal period ending March 2018 and fiscal period ending March 2022 prepared by BSC and applying a certain discount rate to reach the present value. For calculation of going-concern value for DCF analysis, permanent growth rate method and EBITDA multiples were used. Discount rate of 6.66%, EBITDA multiples of 6.15 to 6.65, and permanent growth rate of -0.25% to 0.25% were applied.
SMBC Nikko used information provided by the companies and publicly available information on an as is basis in principle for the above calculation of Share Exchange Ratio, with assumption that all such materials and information are accurate and complete. SMBC Nikko has not performed independent review of the accuracy and completeness of such information, has no obligation or liability to perform such review. Furthermore, independent valuation or assessment with respect to the assets and liabilities (including contingent liabilities) of the companies and their affiliates has not been performed; and no third parties have been commissioned for such valuation or assessment.
In addition, information regarding the financial forecasts of the companies referenced for the calculation is assumed to be prepared by the management of the companies in accordance with reasonable and appropriate procedures based on best forecast and judgment. Calculation of Share Exchange Ratio by SMBC Nikko reflects information and economic conditions up until October 25, 2017.
In the financial forecast of Fujitsu used as the basis for the DCF analysis, the operating profit is expected to increase by 67.5 billion yen over fiscal 2016. One factor contributing to this anticipated improvement is the elimination of 42.0 billion yen in business model transformation expenses that were recorded in fiscal 2016. In the financial forecast of BSC used as the basis for the DCF analysis, the gross profit is expected to increase by 30% between fiscal year 2017 and fiscal year 2018, by strategic prior investment for the future (mid/long term) in fiscal year 2017 to correspond to a rapid change in the IT business environment that centers on AI and IoT. Such financial forecasts by the companies do not include the Share Exchange in their assumptions.

(3)	Outlook and Reason for Delisting
Due to the Share Exchange, BSC is to become a wholly owned subsidiary of Fujitsu as of the Effective Date (scheduled on February 1, 2018), and BSC common stocks are scheduled to be delisted as of January 29, 2018 (final trading date on January 26, 2018).
After the delisting, BSC shares cannot be traded on JASDAQ; however, shares of Fujitsu to be allotted to the BSC shareholders under the Share Exchange are listed on the Tokyo Stock Exchange and Nagoya Stock Exchange, and can be traded on the financial products exchange market on and after the Effective Date of the Share Exchange.
BSC shareholders who own less than 614 shares of BSC common stock are likely to own only fractional shares of Fujitsu. For treatment of fractional shares and treatment of shares less than one unit created by the Share Exchange, please refer to Section 2. (3) (Note 3) Treatment of Fractional Shares and (Note 4) Processing of shares less than one unit above.

(4)	Measures to Secure Fairness
Fujitsu and BSC have implemented the following measures to secure fairness, as it was deemed necessary to secure fairness of the Share Exchange considering that BSC is a consolidated subsidiary of Fujitsu, which holds 6,660,000 shares of BSC common stocks (56.44% (rounded to the nearest hundredth. The same shall apply for calculation of ownership ratio) of 11,800,000 shares issued and outstanding as of September 30, 2017).
•	Obtaining Calculation from Independent Third-Party Calculation Organization
Fujitsu selected DIR, a third-party calculation organization independent from Fujitsu and BSC, and obtained calculation on Share Exchange Ratio dated October 25, 2017. For the summary of calculation, refer to Section 3. (2) “Matters Regarding the Calculation” above.
BSC selected SMBC Nikko, a third-party calculation organization independent from Fujitsu and BSC, and obtained calculation on Share Exchange Ratio dated October 25, 2017. For the summary of calculation, refer to Section 3. (2) “Matters Regarding the Calculation” above.
Neither Fujitsu nor BSC has obtained fairness opinions on the appropriateness or fairness of the Share Exchange Ratio from financial perspective from their respective third-party calculation organizations.

(5)	Measures for Avoiding Conflict of Interest
Following measures were taken to avoid conflict of interest, considering that Fujitsu is a controlling shareholder of BSC with possession of 6,660,000 shares of BSC common stock (56.44% of 11,800,000 shares of total issued and outstanding shares as of September 30, 2017):

(i)	BSC obtained a report from third-party committee that is not an interested party
On September 20, 2017, BSC established a third-party committee (“Third-Party Committee”) so that the Share Exchange can avoid being conducted under unfavorable conditions for minority shareholders of BSC. The Third-Party Committee is comprised of three members who are not interested parties to the controlling shareholder, Fujitsu. The members are Mitsumasa Ueno, BSC’s Outside Director and Audit and Supervisory Committee Member (chartered public accountant); Katsuya Natori (attorney, Natori Law Office); and Takeshi Nakano (attorney/chartered public accountant, Ishizawa, Kami, Sato Law Office). Upon reviewing the Share Exchange, the Third-Party Committee was consulted on whether (a) the purpose of the Share Exchange is reasonable; (b) consideration is given to benefits of BSC minority shareholders through fair procedures under the Share Exchange; (c) fairness of terms and conditions of the Share Exchange (including the appropriateness of the Share Exchange Ratio) is secured; and (d) based on (a) to ( c), that the resolution on the Share Exchange by the board of directors of BSC is not disadvantageous to minority shareholders.
Between September 22, 2017 and October 25, 2017, the Third-Party Committee gathered information, and cautiously reviewed the above consultation matter, holding discussion as necessary.
In performing their review, the Third-Party Committee was given explanation by BSC including on the purpose of the Share Exchange, background leading to the Share Exchange, BSC and Fujitsu’s approach to the Share Exchange, and the conditions and decision making process for the Share Exchange; as well as explanation regarding the valuation of the Share Exchange Ratio for the Share Exchange by SMBC Nikko.
Under these circumstances, the Third-Party Committee submitted a report dated October 25, 2017 to the BSC board of directors stating that they believe that the resolution of BSC board of directors on the Share Exchange is not disadvantageous to the BSC minority shareholders, subject to such explanation, calculation results and other review materials.

(ii)	Unanimous Approval by Directors, excluding Directors who are Interested Parties
At the BSC board meeting that adopted the resolution regarding the Share Exchange, to err on the side of caution to avoid doubts of conflict of interest, firstly, discussion and resolution was held by the two directors excluding Katsuhiko Sato and Yuichi Koseki, who are concurrently serving as Corporate Executive Officers of Fujitsu; Hajime Kojima, Shuichi Mori, Shinji Suzuki, and Toshimi Miyazaki, who were Fujitsu employees within last five years; as well as Kanji Hayashi and Toshio Matsuoka, who were Fujitsu Group auditors within last two years (hereafter, such discussion and resolution is referred to as the “First Resolution”). Subsequently, if a director who did not participate in the First Resolution was deemed not to fall under directors who have special interest prescribed in Paragraph 2, Article 369 of the Companies Act, considering that the First Resolution will not meet the quorum for meeting of board of directors as prescribed in Paragraph 1 of the same Article, another discussion and resolution was held by five directors by adding six directors of those who did not participate in the First Resolution excluding Katsuhiko Sato and Yuichi Koseki (hereafter, such discussion and resolution is referred to as the “Second Resolution”).

From the same perspective, Katsuhiko Sato, Yuichi Koseki, Hajime Kojima, Shuichi Mori, Toshimi Miyazaki, Kanji Hayashi, and Toshio Matsuoka did not participate in the discussions and negotiations on the Share Exchange on behalf of BSC; with Shinji Suzuki and Yosuke Kondo jointly participating in the discussions and negotiations.
All officers of BSC except Katsuhiko Sato, Yuichi Koseki, Hajime Kojima, Shuichi Mori, Shinji Suzuki, Toshimi Miyazaki, Kanji Hayashi, and Toshio Matsuoka are not officers or employees of Fujitsu or its subsidiaries (excluding BSC) during the last five years.
For the meeting of the board of directors regarding the First Resolution and Second Resolution, directors excluding above directors who did not participate in the discussions and resolution participated, and as a result of cautious discussions on various conditions of the Share Exchange, adopted the above resolutions unanimously by participating directors, and Audit and Supervisory Committee members who participated did not state any objections.

4.	Summary of Companies Party to the Share Exchange
		Wholly Owning Parent Company		Wholly Owned Subsidiary Company
(1)	Name	Fujitsu Limited		Fujitsu Broad Solution & Consulting Inc.
(2)	Address	1-1 Kamikodanaka 4-chome, Nakahara-ku, Kawasaki City		3-1 Daiba 2-chome, Minato-ku, Tokyo
(3)	Representative Title and Name	Tatsuya Tanaka, Representative Director and President		Hajime Kojima, Representative Director and President
(4)	Business Description	Development, manufacturing and sale of software and products in information processing and communication areas, and provision of services		Development and sale of software and provision of services
(5)	Capital	324,625 million yen		1,970 million yen
(6)	Founded	June 20, 1935		November 20, 1963
(7)	Issued Stocks	2,070,018,000 shares		11,800,000 shares
(8)	Fiscal Term	End of March		End of March
(9)	Number of Employees	155,069 (Consolidated)(as of March 31, 2017)		1,871 (Consolidated)(as of March 31, 2017)
(10)	Main Clients	-		Fujitsu Limited
(11)	Principal Banks	Mizuho Bank		Mizuho Bank, Sumitomo Mitsui Banking Corporation
(12)	Major Shareholders and Their Share Ratios (as of September 30, 2017)	The Master Trust Bank of Japan, Ltd. (trust account)	4.61	Fujitsu Limited	56.44

Japan Trustee Services Bank, Ltd. (trust account)	4.09	MSIP CLIENT SECURITIES (Standing proxy: Morgan Stanley MUFG Securities Co., Ltd.)	4.53
Fuji Electric Co., Ltd.	2.87	Onoe Kigyo Ltd.	3.66
Fujitsu Limited Employee Stock Ownership Plan	2.72	Fujitsu Broad Solution & Consulting Employee Stock Ownership Plan	3.11
Japan Trustee Services Bank, Ltd. (trust account 5)	1.88	GOLDMAN SACHS INTERNATIONAL (Standing proxy: Goldman Sachs Japan Co., Ltd.)	2.41
Mizuho Bank, Ltd.	1.79	DEUTSCHE BANK AG LONDON-PB NON-TREATY CLIENTS 613 (Standing proxy: Deutsche Securities Inc.)	1.81
Ichigo Trust Pte. Ltd. (Standing proxy: The Hong Kong and Shanghai Banking Corporation Limited Tokyo Branch, Custodian Service Division)	1.78	The Master Trust Bank of Japan, Ltd. (trust account)	1.62
GOVERNMENT OF NORWAY (Standing proxy: Citibank, N.A., Tokyo Branch)	1.74	Shoji Nagai	1.48
CHASE MANHATTAN BANK GTS CLIENTS ACCOUNT ESCROW (Standing proxy: Mizuho Bank, Ltd. Settlement & Clearing Services Department)	1.72	Japan Trustee Services Bank, Ltd. (trust account)	1.42
Asahi Mutual Life Insurance Company	1.7	STATE STREET BANK AND TRUST COMPANY 505001 (Standing proxy: Mizuho Bank, Ltd. Settlement & Clearing Services Department)	1.21
(13)	Relationship of the Parties
	Capital relation	Fujitsu is the parent company of BSC, with ownership of 56.44% of issued and outstanding stocks of BSC.
	Personal relation	Two Corporate Executive Officers of Fujitsu are concurrently serving as Corporate Vice Presidents of BSC.
	Trading relation	Fujitsu purchases software products, etc. from BSC.
	Related parties	BSC is a consolidated subsidiary of Fujitsu, and is a related party.
(14)	Business performance and financial conditions for the last three years (in millions of yen)
		Fujitsu (Consolidated)			BSC (Consolidated)
	Fiscal terms	FY14	FY15	FY16	FY14	FY15	FY16
	Net assets	934,397	926,240	1,019,202	17,703	14,815	16,052
	Total assets	3,271,121	3,226,303	3,191,498	25,380	22,700	23,282
	Net asset per share (JPY)	381.88	378.37	429.80	1,491.12	1,250.34	1,355.46
	Revenue	4,753,210	4,739,294	4,509,694	31,498	31,850	32,072
	Operating profit	178,628	120,612	128,861	1,049	106	1,414
	Recurring profit	-	-	-	986	113	1,372
	Net profit for the year attributable to owners of the parent	140,024	86,763	88,489	2	(2,248)	1,402
	Net profit per share (JPY)	67.68	41.94	42.83	0.19	(190.55)	118.84
	Dividend per share (JPY)	8.00	8.00	9.00	27.00	27.00	27.00
(Note)
Fujitsu prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (“IFRS”). Figures for “net assets,” “net assets per share,” “revenue,” “Net profit for the year attributable to owners of the parent,” and “profit per share” are amounts for “total equity,” “equity per share attributable to owners of the parent,” “revenue,” “profit for the year attributable to owners of the parent,” and “profit for the year per share attributable to owners of the parent” are calculated in accordance with IFRS, and “recurring profit” has been omitted as there is no corresponding item.

5.	Status after the Share Exchange
Wholly Owning Parent Company
(1)	Name	Fujitsu Limited
(2)	Address	1-1 Kamikodanaka 4-chome, Nakahara-ku, Kawasaki City
(3)	Representative	Tatsuya Tanaka, Representative Director and President
(4)	Business contents	Development, manufacturing and sale of software and products in information processing and communication areas, and provision of services
(5)	Capital	324,625 million yen
(6)	Fiscal terms	End of March
(7)	Net assets	Not confirmed at present.
(8)	Total assets	Not confirmed at present.

6.	Summary of accounting
The stock-for-stock exchange merger involves additional acquisition of shares of a consolidated subsidiary, and will be processed as a capital transaction on Fujitsu’s consolidated financial statements.

7.	Outlook
The Share Exchange's impact on consolidated operating results of Fujitsu and BSC is minimal.

8.	Matters concerning transactions with controlling shareholder, etc.
(1)	Transactions with controlling shareholder, etc., and compliance with the guidelines concerning the policy on protection of minority shareholders
As Fujitsu is a controlling shareholder of BSC that possesses 56.45% of voting rights of total shareholders of BSC, the Share Exchange is deemed to be a transaction with controlling shareholders for BSC.
Corporate Governance Report disclosed by BSC on June 28, 2017 includes “Guidelines Concerning the Policy on Protection of Minority Shareholders,” which states that decisions regarding transactions with controlling shareholders will be made in the same manner as transactions with other companies, under comprehensive consideration of market price and transaction terms, etc.
As stated in Section 3. (4) “Measures to Secure Fairness” and (5) “Measures for Avoiding Conflict of Interest” above, BSC is expected to conduct the Share Exchange by determining the Share Exchange Ratio subject to implementation of measures to secure fairness and avoid conflict of interest.
Therefore, the Share Exchange is deemed to be in compliance with BSC’s “Guidelines Concerning the Policy on Protection of Minority Shareholders” stated above.

(2)	Matters concerning Measures to Secure Fairness and Measures for Avoiding Conflict of Interest
As stated in above (1) “Compliance with the guidelines concerning the policy on protection of minority shareholders,” the Share Exchange comprises transaction with controlling shareholder for BSC; as such, BSC board of directors held cautious discussions and reviews on various terms concerning the Share Exchange, and took measures to secure fairness and avoid conflict of interest as stated in Section 3. (4) “Measures to Secure Fairness” and (5) “Measures for Avoiding Conflict of Interest.”

(3)	Summary of opinion that such transaction, etc. is not disadvantageous for minority shareholders obtained from a party who is not an interested party of the controlling shareholder
As stated in Section 3. (5) “Measures for Avoiding Conflict of Interest,” BSC established a Third-Party Committee to prevent the Share Exchange from being conducted under disadvantageous terms for minority shareholders of BSC. Upon considering the Share Exchange, BSC consulted the Third-Party Committee on whether (a) the purpose of the Share Exchange is reasonable; (b) consideration is given to benefits of BSC minority shareholders through fair procedures under the Share Exchange; (c) fairness of terms and conditions of the Share Exchange (including the Share Exchange Ratio) is secured; and (d) based on (a) to ( c), having the board of directors of BSC pass a resolution on the Share Exchange is not disadvantageous to minority shareholders.
Consequently, the October 25, 2017 report submitted by the Third-Party Committee to BSC stated the following opinions:
 On (a) above, it was recognized that BSC’s resolution that the Share Exchange could be expected to lead to greater corporate value for BSC and Fujitsu Group was sufficiently reasonable; and BSC’s understanding that BSC minority shareholders can enjoy the benefit of the above stated enhancement of enterprise value by becoming Fujitsu shareholders is not particularly unreasonable; on (b) above, as a result of review from the perspectives of securing appropriate opportunities for shareholders to make decisions, eliminating arbitrariness in the decision making process, securing objective environment to ensure appropriateness of Share Exchange Ratio, the Share Exchange is deemed to have given consideration to the benefits of BSC shareholders through fair procedures; on (c) above, fairness in terms of the Share Exchange including the Share Exchange Ratio is deemed to have been secured as no particular unreasonable points are observed in the calculation of Share Exchange Ratio in the Share Exchange obtained by BSC from SMBC Nikko, and that such Share Exchange Ratio can be deemed to have been agreed upon between BSC and Fujitsu as a result of sincere negotiation under conditions where likelihood of conflict of interest was eliminated; and on (d) above, resolution on the Share Exchange by BSC board of directors can be deemed not to be disadvantageous for BSC minority shareholders when comprehensive consideration is given to the results of review on (a) through (c) above.
End of document

(Reference) Consolidated Operating Results Estimate for the Current Fiscal Term and Consolidated Operating Results for the Previous Fiscal Term
Fujitsu (Consolidated Financial Results Estimate to be announced on October 26, 2017) (in millions of yen)
	Net revenue	Operating profit	Profit before income taxes	Profit for the year attributable to owners of the parent
Operating Results Forecast for Current Fiscal Term (Fiscal Term ending March 2018)	4,100,000	185,000	－	145,000
Actual Dividends for Previous Year (Fiscal Term ended March 2017)	4,509,694	128,861	135,147	88,489

BSC (Consolidated Financial Results Estimate announced on October 24, 2017) (in millions of yen)
	Revenue	Operating profit	Recurring profit	Net profit for the year attributable to owners of the parent
Operating Results Forecast for Current Fiscal Term (Fiscal Term ending March 2018)	33,000	1,500	1,450	850
Actual Dividends for Previous Year (Fiscal Term ended March 2017)	32,072	1,414	1,372	1,402